UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO SECTION 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number: 001-40007

Atotech Limited

(Translation of registrant’s name into English)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On March 18, 2021, Atotech Limited (the “Company”) issued a press release announcing five of its indirect wholly owned subsidiaries—Alpha 3 B.V., Alpha US BidCo, Inc., Atotech B.V., Atotech Deutschland GmbH and Atotech Asia Pacific Limited (collectively, the “Borrowers”)—successfully refinanced the Company’s existing senior secured credit facilities and entered into a new credit agreement (the “Credit Agreement”) with Goldman Sachs Bank USA, as administrative agent and collateral agent, and the other agents and lenders party thereto. The Credit Agreement provides for (i) a U.S. dollar-denominated senior secured term loan facility in an initial aggregate principal amount of $1.35 billion (the “USD Term Loan”), (ii) a Euro-denominated senior secured term loan facility in an initial aggregate principal amount of €200.0 million (the “EUR Term Loan” and, together with the USD Term Loan, the “Term Loan Facilities”) and (iii) a senior secured multi-currency revolving credit facility that provides for revolving loans, letters of credit and ancillary facilities in an aggregate principal amount of up to $250.0 million (the “Revolving Credit Facility” and, together with the Term Loan Facilities, the “Senior Secured Credit Facilities”).

Subject to certain conditions, without the consent of the then-existing lenders (but subject to the receipt of commitments), the Senior Secured Credit Facilities may be increased by (or additional term loan facilities or revolving facilities may be added in) an aggregate amount (for both the term loans and revolving loans) not to exceed the sum of (x) the greater of $363.0 million and 100% of the EBITDA Grower Amount (as defined in the Credit Agreement), (y) an unlimited amount so long as, the Maximum Leverage Requirement (as set forth in the Credit Agreement) is satisfied, plus (z) an amount equal to all voluntary prepayments, repurchases and cancellations of pari passu term loans borrowed under the Credit Agreement, all voluntary prepayments of revolving loans under the Credit Agreement to the extent accompanied by a corresponding permanent reduction in the commitment therefor and all voluntary prepayments, repurchases and cancellations of other indebtedness that is secured on a pari passu basis with the initial term loans borrowed under the Credit Agreement.

Future borrowings under the Revolving Credit Facility are expected to be used to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. Borrowings under the Revolving Credit Facility are subject to, among other things, the Borrowers’ ability to bring down the representations and warranties contained in the Credit Agreement and the absence of any default or event of default under the Senior Secured Credit Facilities.

The Revolving Credit Facility matures in March 2026 and the Term Loan Facilities mature in March 2028. The USD Term Loan amortizes in quarterly installments of 0.25% starting with the fiscal quarter ending September 30, 2021 until maturity, whereby the final installment of the USD Term Loan will be paid on the maturity date in an amount equal to the aggregate unpaid principal amount. The EUR Term Loan does not amortize and will be paid in full on the maturity date.

The obligations under the Senior Secured Credit Facilities are required to be secured and fully and unconditionally guaranteed jointly and severally by Alpha 2 B.V., Alpha 3 B.V. and each of its material wholly owned restricted subsidiaries currently existing (including the other Borrowers) or that the Borrowers may create or acquire, with certain exceptions set forth in the Credit Agreement.

Borrowings under the USD Term Loan bear interest at a rate equal to, at the Borrowers’ option, either: 1.50% plus a base rate determined by reference to the higher of the prime lending rate quoted by the administrative agent, the LIBOR rate for an interest period of one month plus 1.00% and the federal funds rate plus 0.50%; or 2.50% plus a LIBOR rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or twelve-month or shorter periods if, at the time of the borrowing, available from all relevant lenders). The LIBOR rate USD Term Loans are subject to a 0.50% floor and the base rate USD Term Loans are subject to a 0.00% floor.

Borrowings under the EUR Term Loan bear interest at a rate equal to, at the Borrowers’ option, either: 1.75% plus a base rate determined by reference to the higher of the prime lending rate quoted by the administrative agent, the EURIBOR rate for an interest period of one month plus 1.00% and the federal funds rate plus 0.50%; or 2.75% plus a EURIBOR rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or twelve-month or shorter periods if, at the time of the borrowing, available from all relevant lenders). The EURIBOR rate is subject to a 0.00% floor and the base rate is subject to a 0.00% floor. When the first lien net leverage ratio is equal to or less than 3.40x, the applicable margin on the EUR Term Loan may be reduced to 1.50% for base rate loans and 2.50% for EURIBOR rate loans.

When the first lien net leverage ratio is above 3.40x, the applicable margin on the Revolving Credit Facility is 1.00% for base rate loans and 2.00% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 3.40x and above 2.90x, the applicable margin on the Revolving Credit Facility is 0.75% for base rate loans and 1.75% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 2.90x and above 2.40x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.50% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 2.40x and above 1.90x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.25% for LIBOR rate loans. When the first lien net leverage ratio is equal to or below 1.90x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.00% for LIBOR rate loans. As of the date hereof, the applicable margin for the Revolving Credit Facility is 1.00% for base rate loans and 2.00% for LIBOR rate loans. The LIBOR rate borrowings under the Revolving Credit Facility are subject to a 0.00% floor and the base rate borrowings under the Revolving Credit Facility are also subject to a 0.00% floor. The Borrowers will also pay the lenders a commitment fee on the unused commitments under the Revolving Credit Facility, which will be payable quarterly in arrears. The commitment fee is subject to change depending on the Borrowers’ first lien net leverage ratio. As of the date hereof, the commitment fee is 0.375%.

The Credit Agreement specifies certain events of default, including, among others: failure to pay principal, interest or fees, violation of covenants, material inaccuracy of representations and warranties, cross-defaults to material indebtedness for borrowed money, certain bankruptcy and insolvency events, certain material judgments, certain Employee Retirement Income Security Act events and invalidity of guarantees or security documents.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, a copy of which is attached as Exhibit 4.1 hereto, and is incorporated by reference herein. A copy of the press release is furnished as Exhibit 99.1 hereto.

Exhibits

Exhibit Number	Description
4.1	Credit Agreement, dated as of March 18, 2021, among Alpha 3 B.V., Alpha US BidCo, Inc., Atotech B.V., Atotech Deutschland GmbH and Atotech Asia Pacific Limited, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the other agents and lenders party thereto.*

99.1	Press Release, dated March 18, 2021, issued by Atotech Limited.

* Portions omitted.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 19, 2021

Atotech Limited

By:	/s/ Peter Frauenknecht
Name: Peter Frauenknecht
Title: Chief Financial Officer